

02056102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 29, 2002

GRAPES COMMUNICATIONS N.V.

(Translation of Registrant's Name Into English)

**202 Val des Bon Malades
Groud Floor,
Number 3, L-2121
Luxembourg
(352) 260-9641**

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F <u>X</u>   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No <u>X</u>

Enclosure: Press release dated August 29, 2002: "GRAPES COMMUNICATIONS N.V./S.A. REORGANIZATION PLAN CONFIRMED"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grapes Communications N.V.

By _____
Name: Massimo Trippetti
Title: Chief Executive Officer

Dated: August 29, 2002

August 29, 2002

FOR IMMEDIATE RELEASE

GRAPES COMMUNICATIONS N.V./S.A. REORGANIZATION PLAN
CONFIRMED



New York – August 29, 2002. At a hearing held on August 27, 2002, Grapes
Communications N.V./S.A. ("Grapes"), which on April 16, 2002, filed a voluntary
petition under chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy
Court for the Southern District of New York ("Bankruptcy Court"), obtained the
Bankruptcy Court's confirmation of the pre-packaged plan of reorganization (the
"Plan"), which over 85% of the holders of the Debtor's notes previously voted to
accept.

On that same date, the Bankruptcy Court, among other things, approved the settlement
agreement that resolves Grapes' disputes with European Dynamics, S.A., and various
related entities.

Questions regarding this press release should be directed to Massimo Trippetti, Chief
Executive Officer of Grapes, at the following phone number: +39 066618 6617.

Statements in this release contain forward-looking information about management
expectations, strategic objectives, business prospects, anticipated financial or
operational performance, and other similar matters. These statements are based
on current expectations, forecasts and assumptions that involve risks and uncertainties.
A variety of factors, many of which are beyond the Company's control, could cause
actual results and experience to differ materially from the expectations expressed in
these statements. These factors include, but are not limited to, volatility in the financial
and capital markets and the impact on access to and the terms of additional capital,
actions and initiatives by current and potential competitors, events or circumstances
impacting major customers, suppliers or financing sources, the effect of current and
future legislation or regulation, the ability of the company to design and construct its
broadband networks and to sell and provide services, and additional factors described in
the reports filed by the Company with the Securities and Exchange Commission (SEC),
including the Company's Annual Report on Form 20-F for the year ended December
31, 2001. The Company undertakes no responsibility to update or revise any statements
in this release, whether as a result of new information, future events or otherwise.